Exhibit 1.01

Helius Medical Technologies, Inc.

Conflict Minerals Report

For Calendar Year 2024

Helius Medical Technologies, Inc. (“Helius,” the “Company,” “we” and “our”) submits this Conflict Minerals Report for the period January 1 to December 31, 2024, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted to be manufactured contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”).

Overview

Helius’s Business

We are a neurotechnology company focused on neurological wellness. Our purpose is to develop, license or acquire non-implantable technologies targeted at reducing symptoms of neurological disease or trauma.

Our product, known as the Portable Neuromodulation Stimulator, or PoNS®, is an innovative non-implantable medical device, inclusive of a controller and mouthpiece, which delivers mild electrical stimulation to the surface of the tongue to provide treatment of gait deficit and chronic balance deficit. PoNS Therapy is integral to the overall PoNS solution and is the physical therapy applied by patients during use of the PoNS device. PoNS has marketing clearance in the U.S. for use in the U.S. as a short-term treatment of gait deficit due to mild-to-moderate symptoms for multiple sclerosis (“MS”) and is to be used as an adjunct to a supervised therapeutic exercise program in patients 22 years of age and over by prescription only. We began accepting prescriptions for PoNS in the U.S. in March 2022, and commercial sales of PoNS commenced in April 2022. PoNS is authorized for sale in Canada for three indications: (i) as a short term treatment (14 weeks) of chronic balance deficit due to mild-to-moderate traumatic brain injury, or mmTBI, and is to be used in conjunction with physical therapy; (ii) as a short term treatment (14 weeks) of gait deficit due to mild and moderate symptoms from MS and it is to be used in conjunction with physical therapy; and (iii) for use as a short term treatment (14 weeks) of gait deficit due to mild and moderate symptoms from stroke, to be used in conjunction with physical therapy. It has been commercially available in Canada since March 2019. PoNS is authorized for sale as a Class IIa medical device in Australia and we have been seeking a business partner to commercialize and distribute PoNS in Australia.

Helius’s Product Covered by this Report

The Company has determined that 3TG is necessary to the functionality or production of the PoNS device, including in the 143 gold-plated electrodes on the mouthpiece, which send mild electrical signals to the tongue.

Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG contained in the PoNS device originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the “Covered Countries”), or were from recycled or scrap sources.

Reasonable Country of Origin Inquiry

In 2023, we began a transition from our prior sole manufacturer (“Prior Manufacturer”) to a new sole manufacturer (“New Manufacturer,” and together with the Prior Manufacturer, the “Manufacturers”). During 2024, we relied on both the Prior Manufacturer and the New Manufacturer to manufacture the PoNS device as we completed the transition. Each Manufacturer relies on suppliers who supply components and materials for multiple products that each manufactures. We do not have direct relationships with any of these suppliers.

Given our position in the supply chain as a downstream company, the Company has had to rely on the Manufacturers to conduct their own surveys of their upstream supply chains in relation to the conflict minerals used in each of their products. In 2024, this inquiry consisted of obtaining a written assurance from each of the Manufacturers that each had performed in good faith its own RCOI. Accordingly, we requested and received from each Manufacturer a completed Conflict Minerals Reporting Template (“CMRT”). The CMRT included results from each Manufacturer’s own diligence process, in which each Manufacturer conducted its own supply chain survey and collected CMRTs from its suppliers. However, each Manufacturer’s CMRT covered all products manufactured by our

Manufacturers, both for the Company and for other customers, and the Manufacturers confirmed, after we followed-up, that they were not able to respond to the CMRT with responses specific to us or the PoNS device.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

The Company uses the CMRT from the Responsible Minerals Initiative (RMI) to determine the source and chain of custody of 3TG in our supply chain. We reviewed the CMRT sent to us by each of the Manufacturers, which was based on responses submitted to each Manufacturer by its own suppliers.

Step 2: Identify and Assess Risk in the Supply Chain

We requested and received the CMRT from each Manufacturer in order to gather information on our supply chain, including whether any of the minerals that could potentially be classified as 3TG are contained in materials supplied to the Manufacturers or came from recycled or scrap sources and whether those minerals originated from the Covered Countries.

We reviewed the Manufacturers’ CMRTs for completeness and consistency of answers. The CMRT we received from each Manufacturer showed that each Manufacturer received completed CMRT responses from more than 50% of the suppliers surveyed.

Because the Manufacturers are only able to provide a CMRT that was company-wide and not specific to us or the PoNS device, the information we received reports 3TG data for all products manufactured by each Manufacturer. Accordingly, we are not able to determine whether the smelters and refiners identified by the Manufacturers processed the 3TG in the PoNS device. Given the large number of identified smelters and refiners, the relative size of our operations compared to each Manufacturer and the limited number of PoNS devices we have contracted to manufacture to date, we believe that the smelter and refiner list provided is significantly over-inclusive and that we do not have sufficient information to reasonably identify smelters or refiners that processed the 3TG contained in the PoNS device. Accordingly, do not have enough information to fully assess risks in our supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Because we are unable to identify smelters and refiners that processed 3TG contained in the PoNS device and we do not have any direct supply relationships with the companies that supply to the Manufacturers, our ability to respond to risks in our supply chain is limited.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Prior Manufacturer identified 332 unique smelters or refiners used that may have been used to process 3TG in the products it manufactures, and the New Manufacturer identified 365 unique smelters or refiners used that may have been used to process 3TG in the products it manufactures. For the reasons noted above, we expect that few of the 332 unique smelters or refiners identified by the Prior Manufacturer and the 365 unique smelters or refiners identified by the New Manufacturer processed the 3TG in the PoNS device. If we contract to manufacture the PoNS device in the future, to the extent that smelters or refiners are identified to us and reasonably expected to be part of our supply chain, we plan to utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Responsible Minerals Assurance Process (“RMAP”) compliant.

Step 5: Report on Supply Chain Due Diligence

We filed this Form SD and Conflict Minerals Report with the SEC and made these documents available on our website at https://heliusmedical.com/index.php/investor-relations/sec-filings.

Due Diligence Results

Each Manufacturer responded that smelters in its supply chain do source from Covered Countries and that the 3TG in products it manufactures are not entirely from recycled or scrap sources. The Prior Manufacturer identified 332 unique smelters or refiners that may have been used to process 3TG in the products it manufactures, and the New Manufacturer identified 365 unique smelters or refiners that may have been used to process 3TG in the products it manufactures. Because each Manufacturer’s CMRT is company-wide and not specific to the Company or the PoNS device and given the large number of identified smelters and refiners, the relative size of our operations compared to the Manufacturers and the limited number of PoNS devices we have contracted to manufacture to date, we expect that few of the 332 unique smelters or refiners identified by the Prior Manufacturer and the 365 unique smelters or refiners identified by the New Manufacturer that may have been used to process 3TG in the products they manufacture actually processed the 3TG in the PoNS device. For this reason, we determined that we do not have sufficient information to reasonably identify the particular smelter or refiner that processed the 3TG in the PoNS device and thus did not list smelters or refiners in this Conflict Minerals Report. Further, we were unable to determine whether the 3TG contained in the PoNS device originated in the Covered Countries. Each Manufacturer reported that it requires its direct suppliers to be DRC conflict-free (free of minerals that directly or indirectly finance or benefit armed groups in Covered Countries), but some of the smelters or refiners identified by each Manufacturer were not RMAP compliant or participating in a certification program.

Steps to be Taken to Mitigate Risk

To date, we have contracted to manufacture a limited number of PoNS devices. If we contract to manufacture significantly more PoNS devices in the future, and if the Company has additional cash and resources, at such time, we will consider the following improvements to mitigate risk of sourcing 3TG that benefit armed groups: establishing a cross functional conflict minerals team; creating a policy with respect to sourcing 3TG; and, to the extent that smelters or refiners are identified to us and reasonably expected to be part of our supply chain, to utilize information made available by the RMI concerning independent third-party audits of smelters and refiners to assess whether a reported smelter or refiner is RMAP compliant.